Exhibit 99.8

UNDERWRITING AGREEMENT

August 8, 2019

Bespoke Capital Acquisition Corp.
20 Balderton Street, 8th Floor
London, United Kingdom
W1K 6Tl

- and -

Bespoke Sponsor Capital LP
20 Balderton Street, 8th Floor
London, United Kingdom
W1K 6Tl

Dear Sirs/Mesdames:

The undersigned, Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc. (the “Underwriters”, and each individually, an “Underwriter”), understand that Bespoke Capital Acquisition Corp. (the “Corporation”) proposes to issue and sell to the Underwriters 35,000,000 Class A Restricted Voting units of the Corporation (the “ Class A Restricted Voting Units” or the “Treasury Units”). Each Class A Restricted Voting Unit has an offering price of $10.00 per Class A Restricted Voting Unit (the “Purchase Price”) and consists of one Class A Restricted Voting share of the Corporation (each, a “Class A Restricted Voting Share”) and one-half of a share purchase warrant of the Corporation (each full share purchase warrant, a “Warrant”). Upon the closing of a qualifying acquisition (as defined herein), each Class A Restricted Voting Share is expected to, unless previously redeemed, be automatically converted into one Common Share (as defined herein), subject to anti-dilution adjustments. The Warrants will become exercisable, at an exercise price of $11.50, only commencing 65 days after the completion of the qualifying acquisition and will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of the qualifying acquisition or earlier, as described in the Final Prospectus (as defined herein). The Class A Restricted Voting Units, the Class A Restricted Voting Shares and the Warrants shall have the material attributes as described in and contemplated by the Final Prospectus.

The Underwriters propose to distribute the Treasury Units and the Option Units (as defined herein), if any, in each of the provinces and territories of Canada (other than Quebec) (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus, and in the United States (as defined herein) on a private placement basis in accordance with applicable exemptions from the registration requirements of the U.S. Securities Act (as defined herein) and in each case, as permitted by Canadian Securities Laws (as defined herein). Offers and sales of Offered Units (as defined herein) in the United States or to, or for the account or benefit of, U.S. Persons (as defined herein), may be made by the Underwriters, directly, or acting through a U.S. Affiliate (as defined herein), in compliance with Schedule A hereto to Qualified Institutional Buyers (as defined herein) in accordance with Rule 144A under the U.S. Securities Act and in compliance with similar exemptions under applicable state securities laws. With respect to the Offered Units to be sold to Qualified Institutional Buyers in compliance with Rule 144A, the Underwriters or their U.S. Affiliates, shall purchase such Offered Units from the Corporation for resale in compliance with Rule 144A. The Underwriters will not, directly or indirectly, offer, sell or deliver any Offered Units or deliver the Prospectus (as defined herein) or the U.S. Placement Memorandum (as defined herein) to any person in any jurisdiction other than in the Qualifying Jurisdictions and, in the case of the U.S. Placement Memorandum, in the United States, except in a manner which will not require the Corporation to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

Based upon the foregoing, and subject to the terms and conditions set out in this Agreement, the Corporation hereby offers to sell to the Underwriters and the Underwriters hereby agree, severally in respect of the percentages set out in Section 2.2, and not jointly and severally, to purchase from the Corporation, at the Closing Time (as defined below) all, but not less than all, of the Treasury Units at the Purchase Price.

Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase the Treasury Units from the Corporation at the Purchase Price in accordance with this Agreement, after the Underwriters have made a reasonable effort to sell all of the Treasury Units at the Purchase Price specified herein, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Purchase Price. Such decrease or further change in the offering price to the public will not affect the Purchase Price received by the Corporation or the amount of the Underwriters’ Fee (as defined herein) payable by the Corporation.

In addition, the Corporation grants to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, severally and not jointly and severally, up to an additional 5,250,000 Class A Restricted Voting Units (the “Option Units”) for the purpose of covering over-allotments, if any, and for market stabilization purposes, upon the terms and conditions set forth herein. The Over-Allotment Option shall be exercisable, in whole or in part, at any time, and from time to time, during the period of 30 days following the Closing (as defined herein) on written notice by the Underwriters to the Corporation not later than two Business Days (as defined below) prior to exercise, specifying the number of Option Units to be purchased and the date of the closing of the purchase of the Option Units. Pursuant to such notice, the Underwriters shall purchase, and the Corporation shall sell, the number of Option Units indicated in such notice, subject to and in accordance with the provisions of Section 11 hereof. The Option Units shall have attributes identical to the Treasury Units. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

Provided that the Corporation consummates a qualifying acquisition within the Permitted Timeline (as defined herein), the Corporation shall pay a total fee equal to 5.5% of the gross proceeds of the offering of Offered Units (as defined herein) (the “Offering”), or $19,250,000 (or $22,137,500 if the Over-Allotment Option is exercised in full) pursuant to this Agreement (the “Underwriters’ Fee”) as follows: (i) to the Underwriters on the Closing a fee equal to $0.175 per Class A Restricted Voting Unit or $6,125,000 (or $7,043,750 if the Over-Allotment Option is exercised in full), payable in cash, and (ii) the remaining fee equal to $0.375 per Class A Restricted Voting Unit or $13,125,000 (or $15,093,750 if the Over-Allotment Option is exercised in full) (the “Deferred Amount”) shall be deposited with the Escrow Agent (as defined herein) pursuant to the Escrow Agreement (as defined herein) and will be released and paid only if and when the Corporation consummates a qualifying acquisition within the Permitted Timeline, plus, in each case, applicable taxes, if any. Of the Deferred Amount, the Corporation hereby agrees to pay only if and when the Corporation consummates a qualifying acquisition within the Permitted Timeline (i) to the Underwriters (A ) $0.325 per Class A Restricted Voting Unit, or $11,375,000 (or $13,081,250 if the Over-Allotment Option is exercised in full) in cash, and (ii) at the Corporation’s complete discretion, and if so paid, $0.05 per Offered Unit, or $1,750,000 (or $2,012,500 if the Over-Allotment Option is exercised in full) (the “Discretionary Deferred Portion”) to parties of the Corporation’s choosing. For greater certainty, the Underwriters will not be excluded from consideration for any portion of the Discretionary Deferred Portion and the payment of the Discretionary Deferred Portion is at the Corporation’s complete discretion. The Underwriters hereby agree that if no qualifying acquisition is consummated within the Permitted Timeline (as it may be extended), the Underwriters will not be paid the Deferred Amount.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to “Offered Units” shall mean collectively, the Treasury Units and the Option Units.

TERMS AND CONDITIONS

1.            DEFINITIONS AND INTERPRETATION

1.1           As used in this Agreement:

“Administrative Services Agreement” means the administrative services agreement dated on or before the Closing Date between the Corporation and the Sponsor;

“Agreement ” means this underwriting agreement dated August 8, 2019 among the Corporation, the Sponsor and the Underwriters;

“associate”, “misrepresentation”, “material fact” and “material change” have the respective meanings attributed thereto in the Securities Act (Ontario);

“Auditor” means the firm of RSM Canada LLP;

“Business Day” means any day on which the Exchange is open for trading;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations, instruments and rules under such laws together with applicable published policy statements, notices and blanket orders of the securities regulatory authorities in the Qualifying Jurisdictions and the rules of the Exchange;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claim” has the meaning given to such term in Section 15.1;

“Class A Restricted Voting Share” has the meaning given to such term in the first paragraph of this Agreement;

“Class A Restricted Voting Units” has the meaning given to such term in the first paragraph of this Agreement;

“Class B Shares” means the Class B shares of the Corporation including the Founder’s Shares;

“Closing” means the completion of the issue and sale by the Corporation of the Treasury Units pursuant to this Agreement;

“Closing Date” means the date of the Closing, which is expected to occur on or about August 15, 2019 or such other date as the Corporation, the Sponsor and the Underwriters may agree upon in writing, but in any event no later than August 30, 2019;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Common Shares” means the common shares of the Corporation, into which each Class A Restricted Voting Share is expected to, unless previously redeemed, be automatically converted on a 1-for-1 basis, upon the closing of the Corporation’s qualifying acquisition, in accordance with the Corporation’s articles unless amended in accordance with applicable laws;

“Corporation” has the meaning given to such term in the first paragraph of this Agreement;

“Corporation Marketing Materials” means, collectively, the term sheet dated July 17, 2019 and the investor presentation dated July 17, 2019, each in the English language, and each as filed with the Canadian Securities Regulators;

“Deferred Amount” has the meaning given to such term in the sixth paragraph of this Agreement;

“Discretionary Deferred Portion” has the meaning given to such term in the sixth paragraph of this Agreement;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Canadian Securities Laws;

“Escrow Account” means the escrow account containing the Escrow Funds to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement;

“Escrow Agent” means TSX Trust Company;

“Escrow Agreement” means an escrow agreement dated on or before the Closing Date among the Corporation, the Escrow Agent and the Underwriters;

“Escrow Funds” means collectively, the Initial Escrow Amount, together with any interest or other amounts subsequently earned thereon, and any other amounts subsequently raised and placed in escrow pursuant to permitted future issuance(s) by the Corporation of additional Class A Restricted Voting Shares, together with any interest or other amounts subsequently earned thereon, and including any additional contributions made to the Escrow Account by the Sponsor, in its sole discretion, from time to time, and notwithstanding the foregoing, any additional Class A Restricted Voting Shares will not be issued prior to the closing of a qualifying acquisition unless the amount per-share deposited into the Escrow Account in connection therewith is not less than the Minimum Amount;

“Exchange” means the Toronto Stock Exchange;

“Exchange Agreement and Undertaking” means the transfer restrictions agreement and undertaking to be dated as of the Closing Date, entered into by the Sponsor in favour of the Exchange;

“Extension Redemption Price” has the meaning given to such term in Section 9.1(m);

“Final Prospectus” means the final prospectus of the Corporation (including, for greater certainty, all the documents incorporated by reference therein) dated August 8, 2019 relating to the Distribution of the Offered Units;

“Final Receipt” has the meaning given to such term in Section 3.1;

“Final U.S. Placement Memorandum” means the final U.S. private placement memorandum (which shall include the Final Prospectus), in the form agreed by the Corporation and the Underwriters, prepared for use in connection with the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons on a private placement basis;

“Founder’s Shares” means the 10,062,500 Class B Shares to be issued to the Sponsor prior to the Closing (up to 1,312,500 of which are subject to relinquishment by the Sponsor without compensation depending on the extent to which the Over-Allotment Option is exercised);

“Founder’s Warrants” means the 12,000,000 Warrants to be issued to the Sponsor at an offering price of $1.00 per Founder’s Warrant at the Closing, with each Founder’s Warrant entitling the holder thereof, commencing 65 days following the closing of a qualifying acquisition, to purchase one Class A Restricted Voting Share at a price of $11.50 per share (which, following the closing of the qualifying acquisition, is expected to become one Common Share), subject to adjustment;

“Indemnified Party” and “Indemnified Parties” have the meanings given to such terms in Section 15.1;

“Indemnifier” has the meaning given to such term in Section 15.6;

“Initial Escrow Amount” means, upon the Closing, an aggregate of $350,000,000 (or $402,500,000 if the Over-Allotment Option is exercised in full);

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

“Liquidation ” means the distribution of the Escrow Funds, directly or indirectly, to the holders of Offered Units sold pursuant to this Agreement in connection with the redemption of the outstanding Class A Restricted Voting Units, if the Corporation (i) fails to consummate a qualifying acquisition within the Permitted Timeline, or (ii) otherwise completes a Winding-Up prior to the termination of the Permitted Timeline;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking dated on or before the Closing Date entered into by the Sponsor in favour of the Corporation;

“Marketing Materials” has the meaning given to such term in NI 41-101;

“Material Adverse Effect” means (i) any effect, change, event or occurrence that, individually or in the aggregate, is, or could reasonably be expected to be, materially adverse to the business, affairs, property, liabilities (contingent or otherwise), operating results, condition (financial or otherwise), capital, cash flow, income or prospects of the Corporation, or (ii) any fact, event, change or occurrence that would result in the Prospectus or any Supplementary Material containing a misrepresentation;

“Material Contracts” means the Escrow Agreement, the Exchange Agreement and Undertaking, the Warrant Agency Agreement, the Relinquishment Agreement and the Make Whole Agreement and Undertaking;

“Minimum Amount” means the amount of the Escrow Funds then on deposit in the Escrow Account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, as reasonably determined by the Corporation and certified by the Corporation) (and in any event, no less than 100% of the gross proceeds raised in the Offering and in any subsequent rights offering of the Corporation), divided by the number of then outstanding Class A Restricted Voting Shares;

“Money Laundering Laws” has the meaning given to such term in Section 8.1(cc);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators;

“Offered Units” has the meaning give to such term in the seventh paragraph of this Agreement;

“Offering” has the meaning given to such term in the sixth paragraph of this Agreement;

“Offering Period” means the period from the date of the Final Receipt issued under the Passport System for the Final Prospectus until completion of the distribution of the Offered Units;

“Option Units” has the meaning given to such term in the fifth paragraph of this Agreement;

“OSC” has the meaning given to such term in Section 3.1;

“Over-Allotment Closing Date” means the date, which shall be a Business Day, as set out in the Over-Allotment Notice or such other date as the Corporation and the Underwriters may agree upon in writing;

“Over-Allotment Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Corporation and the Underwriters may agree upon in writing;

“Over-Allotment Notice” has the meaning given to such term in Section 11.1;

“Over-Allotment Option” has the meaning given to such term in the fifth paragraph of this Agreement;

“Passport System” means the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 18 months from the Closing (or 21 months from the Closing if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but has not completed the qualifying acquisition within such 18-month period), as it may be extended as described in the Final Prospectus;

“Preliminary Prospectus” means the preliminary prospectus of the Corporation dated July 17, 2019 relating to the Distribution of the Offered Units;

“Preliminary U.S. Placement Memorandum” means the preliminary U.S. private placement memorandum (which includes the Preliminary Prospectus), in the form agreed by the Corporation and the Underwriters, prepared for use in connection with the offer and sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons on a private placement basis;

“Proportionate Voting Shares” the proportionate voting shares of the Corporation, into which each Class B Share is expected to be automatically converted on a 100-for-1 basis, upon the closing of the Corporation’s qualifying acquisition, in accordance with the Corporation’s articles unless amended in accordance with applicable laws;

“Prospectus” means collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchase Price” has the meaning given to such term in the first paragraph of this Agreement;

“Qualified Institutional Buyer” has the meaning ascribed to such term under Rule 144A of the U.S. Securities Act;

“qualifying acquisition” means the direct or indirect acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, and which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law (including the rules of the Exchange) and as more fully described in the Final Prospectus;

“Qualifying Jurisdictions” has the meaning given to such term in the second paragraph of this Agreement;

“Redemption Price” has the meaning given to such term in Section 9.1(k); “Registrar and Transfer Agent” means TSX Trust Company;

“Relinquishment Agreement” means the relinquishment agreement dated on or before the Closing Date entered into by the Sponsor in favour of the Corporation and the Underwriters;

“Sanctioned Country” and “Sanctioned Countries” have the meanings given to such terms in Section 8.1(dd);

“Sanctioned Person” and “Sanctioned Persons” have the meanings given to such terms in Section 8.1(dd);

“Sanctions” has the meaning given to such term in Section 8.1(dd);

“selling group” has the meaning given to such term in Section 2.4;

“Shares” means collectively, the Class A Restricted Voting Shares, the Class B Shares, the Common Shares and the Proportionate Voting Shares;

“Sponsor” means Bespoke Sponsor Capital LP, a limited partnership formed under the laws of the Cayman Islands;

“Supplementary Material” means any amendment or supplement to the Prospectus and/or the U.S. Placement Memorandum or to any documentation supplemental thereto or any amending or supplemental prospectus or other supplemental documentation or any similar document required to be filed by the Corporation under any of the Canadian Securities Laws or U.S. securities laws during the Offering Period in connection with the distribution of the Offered Units;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“template version” has the meaning given to such term in NI 41-101;

“Treasury Units” has the meaning given to such term in the first paragraph of this Agreement;

“Underwriters” has the meanings given to such term in the first paragraph of this Agreement;

“Underwriters’ Fee” has the meaning given to such term in the sixth paragraph of this Agreement;

“United States” or “U.S. ” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Placement Memorandum” means, collectively, the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant Agency Agreement” means the warrant agency agreement dated on or before the Closing Date between the Corporation and the Warrant Agent with respect to the Warrants;

“Warrant Agent” means TSX Trust Company;

“Warrants” means the 29,500,000 share purchase warrants (or 32,125,000 share purchase warrants if the Over-Allotment Option is exercised in full) that the Corporation is selling as a portion of the Class A Restricted Voting Units, and the Founder’s Warrants issued to the Sponsor at the Closing, and each a “Warrant”. At the Closing, each whole Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying acquisition, each Warrant is expected to represent the entitlement to purchase one Common Share) at an exercise price of $11.50, subject to anti-dilution adjustments, as described in the Final Prospectus. The Warrants would become exercisable only commencing 65 days after the completion of the qualifying acquisition, at which time, as the remaining Class A Restricted Voting Shares are expected to have been automatically converted into Common Shares, each whole Warrant would be exercisable for one Common Share; and

“Winding-Up” means the liquidation and cessation of the business of the Corporation.

All defined terms herein denoted by initial capital letters and not otherwise defined have the meanings attributed thereto in the Final Prospectus.

1.2	Words im porting the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

1.3           References to currency are to United States dollars.

1.4          The headings in this Agreement are for convenience of reference only and shall not affect the interpretation or meaning of this Agreement.

2.            PURCHASE AND SALE OF UNITS

2.1	Subject to the terms and conditions in this Agreement, the Corporation hereby agrees to sell to the Underwriters and the Underwriters hereby agree, severally in respect of the percentages set out in Section 2.2, and not jointly or jointly and severally, to purchase from the Corporation, at the Closing Time, all, but not less than all, of the Treasury Units at the Purchase Price per Treasury Unit. Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Treasury Units pursuant to the Final Prospectus.

2.2	The Obligations of the Underwriters set out herein are several and not joint, nor joint and several or joint or several, and shall be limited to the respective percentages of the aggregate number of Treasury Units (or the extent the Over-Allotment Options is exercised, the Option Units at the Over-Allotment Closing Time) set out opposite the names of each of the Underwriters below:

Canaccord Genuity Corp.	65%
Citigroup Global Markets Canada Inc.	35%

2.3	Nothing in this Agreement shall obligate the Corporation to sell less than all of the Treasury Units or shall relieve the Underwriters from liability to the Corporation. In the event of a termination by the Corporation of its respective obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have already arisen or may thereafter arise under Sections 13, 14 and 15, as applicable.

2.4	The Underwriters severally (and not jointly nor jointly and severally) will be permitted to appoint, at their sole expense, other duly registered investment dealers and brokers as their agents to assist in the distribution of the Offered Units. The Underwriters shall, and shall require each such dealer, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the Distribution of the Offered Units (the “selling group”), to comply with all applicable laws and regulations and the terms and conditions of this Agreement. For greater certainty, the Underwriters shall deliver copies of the Final Prospectus and any Supplementary Material to purchasers in compliance with Canadian Securities Laws.

2.5	The Underwriters covenant and agree with the Corporation that they and any selling group member appointed by them shall distribute the Offered Units in a manner that complies with all applicable laws and regulations, including, without limitation, Canadian Securities Laws and, in connection with offers and sales in the United States or to, or for the account or benefit of, U.S. Persons, the U.S. Securities Act, U.S. Exchange Act and applicable state securities laws, in each jurisdiction into and from which they may offer to sell the Offered Units, distribute the Prospectus or the U.S. Placement Memorandum, or distribute or disseminate the Corporation Marketing Materials in connection with the distribution of the Offered Units.

3.            QUALIFICATION OF SECURITIES

3.1	The Corporation and the Sponsor shall fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws required to be fulfilled or complied with by the Corporation and the Sponsor in connection with the Offering, including, without limitation, to qualify the Offered Units for Distribution in the Qualifying Jurisdictions through the Underwriters. All legal requirements to enable the Distribution of the Offered Units shall be fulfilled as soon as practicable but in any event no later than the times specified in this Section 3.1 and in Section 12. Without limiting the generality of the foregoing, the Corporation shall, as soon as reasonably possible after any regulatory deficiencies have been satisfied with respect to the Preliminary Prospectus on a basis acceptable to the Underwriters, acting reasonably, use its reasonable best efforts to file the Final Prospectus in each of the Qualifying Jurisdictions and obtain a final receipt issued by the Ontario Securities Commission (the “OSC”) (including the deemed receipt from the other Qualifying Jurisdictions pursuant to the Passport System) (the “Final Receipt”) on or prior to 5:00 p.m. (Toronto time) on August 9, 2019 (or such later date or time as may be agreed to in writing by the Corporation and the Underwriters) for the Final Prospectus.

3.2	Each of the Corporation and the Underwriters confirm to the other parties hereto that it has approved in writing a template version of each of the Corporation Marketing Materials before such Corporation Marketing Materials were first provided to potential investors of the Offered Units, and the Corporation confirms to the Underwriters that it has filed an English language version of a template version of each of the Corporation Marketing Materials with the Canadian Securities Regulators, with any comparables (as defined in NI 41-101) removed as permitted by Section 13.7(4) of NI 41-101.

3.3	During the Distribution of the Offered Units, the Corporation agrees with the Underwriters and the Underwriters severally (not jointly nor jointly and severally) covenant and agree with the Corporation:

(a)	not to provide any potential investor of Offered Units with any Marketing Materials other than the Corporation Marketing Materials unless a template version of such Marketing Materials has been approved in writing by the Corporation and the Underwriters and filed by the Corporation with the Canadian Securities Regulators, in each case on or before the day such Marketing Materials are first provided to any potential investor of Offered Units; and

(b)	not to provide any potential investor of Offered Units with any materials or information in relation to the distribution of the Offered Units or the Corporation other than: (1) the Corporation Marketing Materials and such other Marketing Materials that have been approved and filed in accordance with this Section 3.3; and (2) the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, as applicable.

4.            DOCUMENTS DELIVERED CONCURRENTLY WITH THIS AGREEMENT

4.1	On or prior to the time of filing of the Final Prospectus, the Corporation shall deliver or cause to be delivered to the Underwriters:

(a)	a copy of each of the Preliminary Prospectus and the Final Prospectus in the English language and any documentation supplemental thereto required to be filed under Canadian Securities Laws, in each case in form and substance satisfactory to the Underwriters, acting reasonably, approved, signed and certified as may be required by Canadian Securities Laws;

(b)	a copy of each of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum;

(c)	a “long-form” comfort letter from the Auditor, dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the directors of the Corporation, and based on a review completed not more than two Business Days prior to the date of such letter, relating to the audited financial statements contained in the Final Prospectus;

(d)	evidence satisfactory to the Underwriters of the approval of the listing on the Exchange of the Offered Units and the Class A Restricted Voting Shares and the Warrants underlying the Offered Units (with the Class A Restricted Voting Shares and the Warrants underlying the Offered Units intended to begin separate trading approximately 40 days following the Closing Date) subject only to satisfaction by the Corporation of the conditions imposed by the Exchange in its letter granting conditional listing approval; and

(e)	copies of all other documents resulting from or related to the Corporation taking all other steps and proceedings that may be necessary in order to qualify the Offered Units for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Units under applicable Canadian Securities Laws.

4.2	In the event that the Corporation is required under Canadian Securities Laws to prepare and file Supplementary Material, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Supplementary Material in the English language. Any Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material, documents similar to those referred to in Sections 4.1(b), 4.1(c) and 4.1(e). The provisions of Section 5.1 shall apply, with any changes required by the context, to any Supplementary Material, copies of which are required by Canadian Securities Laws to be delivered on request or otherwise to any purchaser of Offered Units.

4.3	Delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the Underwriters shall constitute the Corporation’s and the Sponsor’s joint and several representation and warranty to the Underwriters that, as at their respective dates: (i) all information and statements (except information and statements relating solely to and provided by the Underwriters in writing specifically for use in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material) contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum and any Supplementary Material are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Sponsor and the Offered Units; (ii) no material fact or information has been omitted from such disclosure (except for omissions in respect of facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the information contained in such disclosure not misleading in light of the circumstances under which it was made; (iii) such documents comply in all material respects with the requirements of the Canadian Securities Laws; and (iv) the U.S. Placement Memorandum (except information and statements relating solely to and/or provided by the Underwriters in writing specifically for use in the U.S. Placement Memorandum) does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act. Such deliveries shall also constitute the Corporation’s consent to the use by the Underwriters and the selling group of the Final Prospectus, the U.S. Placement Memorandum and any Supplementary Material in connection with the Distribution of the Offered Units in the Qualifying Jurisdictions in compliance with this Agreement and the Canadian Securities Laws and the use by the Underwriters and their U.S. Affiliate of the Final U.S. Placement Memorandum for offer and sales of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons in compliance with this Agreement.

5.            COMMERCIAL COPIES

5.1	The Corporation shall cause commercial copies of the Final Prospectus in the English language and the Final U.S. Placement Memorandum to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by written or oral instructions. Such delivery shall be effected as soon as reasonably possible and, in any event, with respect to the Final Prospectus and the Final U.S. Placement Memorandum on or before the date which is two Business Days (or such later day as the Underwriters and the Corporation may agree upon) after the Final Receipt has been issued by the OSC, as provided for in Section 3. The commercial copies of the Final Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian securities regulatory authorities pursuant to the System for Electronic Document Analysis and Retrieval established pursuant to National Instrument 13-101- System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material.

6.            DISTRIBUTION OF UNITS

6.1	The Underwriters shall sell the Offered Units to the public, directly and through other members of the selling group, in compliance with applicable Canadian Securities Laws and upon the terms and conditions set forth in the Final Prospectus, any Supplementary Material and this Agreement. The Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Qualifying Jurisdictions where a Final Receipt or similar document has been issued or deemed issued under the Passport System for the Final Prospectus, unless the Underwriters receive notice to the contrary from the Corporation or the OSC, as principal regulator.

6.2	The Underwriters will notify the Corporation if and when, in their opinion, the distribution of the Offered Units has been completed, and shall, as soon as practicable thereafter (and in any event within the time periods necessary to obtain a refund of filing fees), provide the Corporation with a breakdown of the number of Offered Units distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the applicable Canadian Securities Regulator.

7.            MATERIAL CHANGES

7.1	During the Offering Period, the Corporation and the Sponsor, as applicable, shall promptly notify the Underwriters in writing of:

(a)	any change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Corporation, or the Sponsor, as applicable;

(b)	any previously undisclosed fact (other than a material fact relating solely to the Underwriters) required to be disclosed in the Final Prospectus, the Final U.S. Placement Memorandum or any Supplementary Material, or any fact that has arisen or has been discovered which would have been required to have been stated in the Final Prospectus, the Final U.S. Placement Memorandum or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of the Final Prospectus, the Final U.S. Placement Memorandum or any Supplementary Material; and

(c)	any change in any fact or matter covered by a statement contained in the Final Prospectus, the Final U.S. Placement Memorandum or any Supplementary Material;

which change or fact is, or may be, of such a nature as to render any statement in the Final Prospectus, the Final U.S. Placement Memorandum or any Supplementary Material misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or any Supplementary Material or which would result in the Final U.S. Placement Memorandum containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or which would result in the Final Prospectus or any Supplementary Material not complying with Canadian Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Offered Units.

7.2	During the Offering Period, the Corporation shall promptly, and in any event within any applicable statutory time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such material fact or change; provided that the Corporation shall not, subject to the Corporation complying with the requirements of applicable Canadian Securities Laws, file any Supplementary Material or other document without first obtaining the approval of the Underwriters (such approval not to be unreasonably withheld or delayed). The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section as soon as practicable, and in any event, prior to making any filing.

7.3	During the Offering Period, the Corporation shall advise the Underwriters promptly, and forthwith provide the Underwriters with copies, of any written communications issued by any securities regulatory authority or by the Exchange, and received by the Corporation:

(a)	suspending or preventing the use of the Prospectus, any Supplementary Material or the Final U.S. Placement Memorandum or imposing any cease-trading or stop order or any halt in trading relating to the Offered Units or the institution or threat of any proceedings for that purpose; or

(b)	otherwise relating to the Prospectus or the Offering.

The Corporation shall use its commercially reasonable efforts to prevent the issuance of any such cease-trading or stop order and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as possible.

8.             REPRESENTATIONS AND WARRANTIES

8.1	The Corporation and the Sponsor hereby covenant, represent and warrant jointly and severally to the Underwriters and acknowledge that the Underwriters are relying upon such representations, warranties and covenants in connection with their execution and delivery of this Agreement and the sale by the Underwriters of the Offered Units as provided herein:

(a)	the Corporation is, and will be at the Closing Time, a validly existing corporation under the laws of the Province of British Columbia and is registered to carry on business under the laws of each jurisdiction in which it carries on its business;

(b)	the Sponsor is, and will be at the Closing Time, a validly existing company under the laws of the Cayman Islands and is registered to carry on business under the laws of each jurisdiction in which it carries on its business;

(c)	the Corporation is current with all filings required to be made by it under all other jurisdictions in which it exists or carries on any material business and has all necessary certificates, licences, authorizations and other approvals necessary to permit it to conduct its proposed activities, except where the failure to make any filing or obtain any certificate, licence, authorization or other approval would not have a Material Adverse Effect, and all such certificates, licences, authorizations and other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such certificates, licences, authorizations or other approvals would not have a Material Adverse Effect;

(d)	the Treasury Units to be issued at Closing and the Class A Restricted Voting Shares and Warrants underlying the Treasury Units shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus and, if applicable, any Supplementary Material;

(e)	the Founder’s Shares and the Founder’s Warrants to be issued at or prior to Closing shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus and, if applicable, any Supplementary Material;

(f)	if the Common Shares are issued upon the closing of a qualifying acquisition pursuant to the automatic conversion (unless previously redeemed) of the Class A Restricted Voting Shares, and if the Proportionate Voting Shares are issued upon the closing of a qualifying acquisition pursuant to the automatic conversion of the Class B Shares, such Common Shares and Proportionate Voting Shares shall, unless such attributes are amended in accordance with applicable laws, have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus and, if applicable, any Supplementary Material;

(g)	the Option Units which may be issued at the Over-Allotment Closing Date and the Class A Restricted Voting Shares and the Warrants underlying the Option Units shall have the attributes and characteristics and conform in all material respects with the description thereof contained in the Final Prospectus and, if applicable, any Supplementary Material;

(h)	except with respect to (i) the Founder’s Warrants (and the Class A Restricted Voting Shares into which the Founder’s Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible); and (ii) the Class B Shares (including the Proportionate Voting Shares into which such Class B Shares are expected to be convertible), no person, firm or corporation (except for securities purchased by investors under the Final Prospectus and as otherwise disclosed in the Final Prospectus, including the Common Shares into which the Class A Restricted Voting Shares are expected to be convertible) has, as of the date hereof, or will have as at the Closing Time, any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any securities of the Corporation;

(i)	the Corporation has all requisite power and authority and has taken all actions required, to: (i) enter into this Agreement and the Material Contracts; (ii) carry out all the terms and provisions hereof and under the Material Contracts; and (iii) issue, sell and deliver (A) the Offered Units (and the Class A Restricted Voting Shares and the Warrants underlying the Offered Units, and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible) in accordance with the provisions of this Agreement, (B) the Founder’s Shares (and the Proportionate Voting Shares into which the Founder’s Shares are expected to be convertible), and (C) the Founder’s Warrants (and the Class A Restricted Voting Shares into which the Founder’s Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible), in each case as set out in the Prospectus;

(j)	the terms and conditions of the Offering comply in all material respects with Canadian Securities Laws;

(k)	no consents, approvals, authorizations or orders under Canadian Securities Laws or any other jurisdiction or of any court or governmental agency or body or any stock exchange (except those that will have been obtained by the Closing Time in respect of the Offered Units) is required for the consummation of the transactions contemplated hereby or in the Final Prospectus;

(l)	at the Closing, the authorized capital of the Corporation will consist of an unlimited number of Class A Restricted Voting Shares, Class B Shares, Common Shares and Proportionate Voting Shares, each without nominal or par value, of which there are 10,062,500 Class B Shares issued and outstanding as fully paid and non-assessable shares of the Corporation on the date hereof, and at the Closing, assuming no concurrent exercise of the Over-Allotment Option, there will be: (i) 35,000,000 Class A Restricted Voting Units issued and outstanding, consisting of 35,000,000 Class A Restricted Voting Shares and 17,500,000 Warrants; (ii) 10,062,500 Class B Shares issued and outstanding (being the Founder’s Shares); and (iii) 12,000,000 Founder’s Warrants;

(m)	(i) the Treasury Units to be issued at Closing and the Class A Restricted Voting Shares (and ultimately, the Common Shares) and the Warrants underlying such Treasury Units (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible), (ii) the Founder’s Shares to be issued prior to Closing (and ultimately, the Proportionate Voting Shares), and (iii) the Founder’s Warrants to be issued at Closing and the Class A Restricted Voting Shares (and ultimately, the Common Shares) into which the Founder’s Warrants are expected to be exercisable, have all been authorized for issuance and, when issued, the Treasury Units and the Class A Restricted Voting Shares (and ultimately, the Common Shares) and the Warrants underlying such Treasury Units (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible), the Founder’s Shares (and ultimately, the Proportionate Voting Shares), the Founder’s Warrants and the Class A Restricted Voting Shares (and ultimately, the Common Shares) into which the Founder’s Warrants are expected to be exercisable will all be validly issued (and in the case of the Class A Restricted Voting Shares, the Founder’s Shares, the Class B Shares, the Common Shares and the Proportionate Voting Shares, as fully paid and non-assessable);

(n)	the Option Units and the Class A Restricted Voting Shares (and ultimately, the Common Shares) and the Warrants underlying the Option Units (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible) have been authorized for issuance and, when issued, the Option Units and the Class A Restricted Voting Shares (and ultimately, the Common Shares) and the Warrants (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible) underlying the Option Units will be validly issued (in the case of the Class A Restricted Voting Shares and Common Shares, as fully paid and non-assessable);

(o)	neither the Corporation nor the Sponsor is in, or at the Closing Time will be in, breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both): (i) this Agreement and any of the Material Contracts to which it is a party; (ii) any indenture, mortgage, deed of trust, loan agreement or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject where such breach, violation or default could have a Material Adverse Effect; (iii) its constating documents; or (iv) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties where such breach, violation or default could have a Material Adverse Effect;

(p)	the execution and delivery of this Agreement by each of the Corporation and the Sponsor, the issue, sale and delivery of the Offered Units (and the Class A Restricted Voting Shares (and ultimately, the Common Shares) and the Warrants (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible) underlying such Offered Units) by the Corporation pursuant to this Agreement, the issue, sale and delivery of the Founder’s Shares (and ultimately, the Proportionate Voting Shares), and the Founder’s Warrants (and the Class A Restricted Voting Shares (and ultimately, the Common Shares) into which the Founder’s Warrants are expected to be exercisable) by the Corporation, as set out in the Final Prospectus, and the performance or the consummation of the transactions contemplated by this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under (whether after notice or lapse of time or both), any of the Material Contracts to which it is a party or any indenture, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or the Sponsor is a party or by which either of them is bound or to which any of their property or assets is subject, nor will such action conflict with or result in any violation of the provisions of the constating documents or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over them or any of their properties;

(q)	there are no legal or governmental actions, proceedings or investigations in existence to which the Corporation or the Sponsor is a party or to which the property of the Corporation or the Sponsor is subject or, to the best of the Corporation’s knowledge, contemplated or threatened against the Corporation or the Sponsor, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which (i) could have a Material Adverse Effect, or (ii) questions the validity of the issuance, sale or delivery of the Offered Units or the validity of any action taken or to be taken by the Corporation or the Sponsor pursuant to or in connection with this Agreement;

(r)	all necessary organizational or corporate action has been taken by the Corporation and the Sponsor to authorize the execution, delivery and performance by the Corporation and the Sponsor of this Agreement and the Material Contracts to which it is a party, and in the case of the Corporation only, the issuance, sale and delivery of the Offered Units (and the Class A Restricted Voting Shares (including the Common Shares into which they are expected to be convertible) and the Warrants (and the Class A Restricted Voting Shares into which the Warrants are expected to be exercisable, including the Common Shares into which such underlying Class A Restricted Voting Shares are expected to be convertible) underlying such Offered Units), the Founder’s Shares (including the Proportionate Voting Shares into which they are expected to be convertible), and the Founder’s Warrants (and the Class A Restricted Voting Shares (including the Common Shares into which they are expected to be convertible) into which the Founder’s Warrants are expected to be exercisable);

(s)	this Agreement has been duly executed and delivered by each of the Corporation and the Sponsor;

(t)	the Material Contracts are and/or will be at the Closing Time in full force and effect, unamended as of the date hereof or thereof, as applicable, and each Material Contract to which it is a party constitutes a valid and binding obligation of the Corporation and the Sponsor enforceable against them in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(u)	neither the Corporation nor the Sponsor has received notice from any governmental or regulatory authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on the ability of the Corporation or the Sponsor to, or of a requirement for the Corporation or the Sponsor to qualify to, nor is the Corporation or the Sponsor otherwise aware of any restriction on the ability of the Corporation or the Sponsor to, or of a requirement for them to qualify to, conduct their business or activities, as the case may be, as described in the Final Prospectus in such jurisdiction, except such qualifications as have been or will on or before the Closing Date be satisfied;

(v)	TSX Trust Company at its principal offices in Toronto, Ontario has been duly appointed as the Registrar and Transfer Agent for the Offered Units and the Class A Restricted Voting Shares underlying the Offered Units;

(w)	TSX Trust Company at its principal offices in Toronto, Ontario has been duly appointed as the Warrant Agent under the Warrant Agency Agreement;

(x)	there are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of the Corporation or, to the best of the Corporation’s knowledge, proposed or threatened against the Corporation which, if determined adversely to the Corporation could result in the revocation, cancellation or suspension of any of the Corporation’s licences or qualifications to carry on its activities or could have a Material Adverse Effect or which may restrict or prohibit the ability of the Corporation to perform its obligations hereunder, under any of the Material Contracts or as contemplated by the Prospectus;

(y)	other than as disclosed in the Prospectus, the Corporation has not incurred any material liabilities (absolute, accrued, contingent or otherwise);

(z)	the Corporation is current and up-to-date with all material filings required or desirable to be made by it under the laws of Canada and the Qualifying Jurisdictions thereof, including all Canadian Securities Laws;

(aa)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the securities of the Corporation has been issued or made by any Canadian Securities Regulator or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to their knowledge (without having made any inquiries of any Canadian Securities Regulator or other regulatory authority), contemplated or threatened by any such authority or under any Canadian Securities Laws;

(bb)	the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by such persons of the bribery provisions of the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Corporation has instituted and maintains policies and procedures to ensure compliance therewith. No part of the proceeds of the Offering will be used, directly or indirectly, in violation of the bribery provisions of the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(cc)	the Corporation has complied with the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(dd)	neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals or entities that are currently the subject of any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by Her Majesty’s Treasury of the United Kingdom), the federal government of Canada or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise);

(ee)	the Corporation has not engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding three years, nor does the Corporation have any plans to engage in dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country;

(ff)	the financial statements of the Corporation and the notes thereto contained in the Final Prospectus fairly represent the financial position and results of operations of the Corporation as of the date indicated thereon and such financial statements have been prepared in conformity with International Financial Reporting Standards applied on a consistent basis;

(gg)	except for the Underwriters and except as disclosed in the Prospectus, there is no person, firm, or corporation acting or purporting to act for the Corporation entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder;

(hh)	with the exception of this Agreement and the Material Contracts, to the best of the Corporation’s knowledge, there are or will be no other material contracts of or pertaining to the Corporation as of the date hereof and as on the Closing Date;

(ii)	the Offered Units and the Class A Restricted Voting Shares and the Warrants underlying the Offered Units and the Founder’s Warrants have been conditionally approved for listing on the Exchange pursuant to the Prospectus (and for greater certainty, the Class A Restricted Voting Shares and the Warrants comprising the Class A Restricted Voting Units will initially trade as a unit with the Class A Restricted Voting Shares and the Warrants underlying the Offered Units intended to begin trading separately approximately 40 days following the Closing Date); and

(jj)	the Corporation has not, nor, to its knowledge, has anyone on its behalf, initiated any substantive discussions with prospective targets for a qualifying acquisition.

9.            COVENANTS OF THE CORPORATION AND THE SPONSOR

9.1	The Corporation and the Sponsor hereby covenant and agree as follows with the Underwriters and acknowledge that the Underwriters are relying upon such covenants in connection with their execution and delivery of this Agreement and the sale by the Underwriters of the Offered Units as provided herein:

(a)	for a period commencing on the date hereof and ending at least five (5) years from the date of the consummation of the qualifying acquisition or until such earlier time at which the Liquidation occurs, the Corporation will use its reasonable best efforts to maintain the listing of the Corporation’s shares on the Exchange (or another similar stock exchange), except as a result of changes to the Corporation’s corporate structure or after giving effect to a going private transaction after the completion of a qualifying acquisition;

(b)	other than payments made pursuant to the terms of the Administrative Services Agreement and except as set forth in the Prospectus (including the Discretionary Deferred Portion), the Corporation shall not pay the Sponsor or any of its affiliates a finder’s fee in connection with the qualifying acquisition and there will be no finder’s fees, consulting fees, reimbursements or cash payments made to the Sponsor, any of the Corporation’s officers or directors or any of their respective affiliates, for services rendered to the Corporation prior to, or in connection with, the completion of a qualifying acquisition; unless expressly approved by a majority of the Corporation’s unconflicted directors and subject to any consent required by the Exchange; provided, however, that such officers, directors and affiliates may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on the Corporation’s behalf to the extent that such expenses do not exceed the amount of available proceeds not deposited in the Escrow Account;

(c)	the amounts payable by the Corporation under the Administrative Services Agreement shall be no more than $10,000 per month in the aggregate (plus applicable taxes) for office space, utilities, secretarial support and administrative services until the earlier of the date of the consummation of the qualifying acquisition or the Liquidation;

(d)	the Corporation will apply the net proceeds from the Offering as outlined under the “Use of Proceeds” in the Prospectus (recognizing that, as described therein, the actual amounts may vary);

(e)	the Corporation shall cause the proceeds of the Offering to be held in the Escrow Account to be invested only in U.S. dollar denominated cash or book-based securities, negotiable instruments, investments or securities which evidence: (i) obligations issued or fully guaranteed by the Government of Canada, the Government of the United States or any Province of Canada or State of the United States of America; (ii) demand deposits, term deposits or certificates of deposit of banks listed Schedule I or Schedule III of the Bank Act (Canada), which have an approved credit rating by an approved credit rating organization (as defined under National Instrument 45-1Prospectus Exemptions); (iii) commercial paper directly issued by Schedule I or Schedule III Banks which have an approved credit rating by an approved credit rating organization (as defined under National Instrument 45-1Prospectus Exemptions); or (iv) call loans to and notes or bankers' acceptances issued or accepted by any depository institution described in (ii) above;

(f)	during the period prior to the earlier of the Corporation’s qualifying acquisition or Liquidation, the Corporation may only instruct the Escrow Agent to release funds from the Escrow Account in accordance with the Escrow Agreement; provided, however, that in the event of the Liquidation, up to $50,000 of interest and other amounts earned from the proceeds in the Escrow Amount may be released to the Corporation to pay actual and expected Winding-Up expenses and certain other related costs (as described in the Final Prospectus);

(g)	the Corporation will reserve and keep available for issuance that maximum number of its authorized but unissued Class A Restricted Voting Shares and Common Shares that are issuable upon exercise of any of the Warrants outstanding from time to time, and the automatic conversion of the Class A Restricted Voting Shares upon the closing of a qualifying acquisition;

(h)	the Corporation will reserve and keep available for issuance that maximum number of its authorized but unissued Proportionate Voting Shares that are issuable upon the automatic conversion of the Class B Shares upon the closing of a qualifying acquisition;

(i)	prior to the earlier of the consummation of the qualifying acquisition or the Liquidation, the Corporation shall cause its board or audit committee to review and approve all material payments made to the Sponsor, any of the Corporation’s directors or officers or any of the Corporation’s or their respective affiliates as set out in the Prospectus;

(j)	the Corporation will seek, where practicable, to have all material vendors, service providers (other than its Auditor and the Underwriters), prospective target businesses or other entities with which it does business, enter into agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Escrow Account;

(k)	if the Corporation proceeds with a qualifying acquisition, the Corporation will offer to each holder of the Class A Restricted Voting Shares the right to deposit for redemption, prior to a deadline specified by the Corporation, following public disclosure of the details of the qualifying acquisition and prior to the closing of the qualifying acquisition, of which prior notice had been provided to holders of Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect immediately prior to the closing of the qualifying acquisition, all or a portion of its Class A Restricted Voting Shares for a redemption price per share, payable in cash (the “Redemption Price”), equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds available in the Escrow Account at the time immediately prior to the redemption deposit deadline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in the Final Prospectus. For greater certainty, such amount will not be reduced by any tax of the Corporation under Part VI.1 of the Tax Act or the Deferred Amount per Class A Restricted Voting Share held in the Escrow Account. The Corporation may proceed with a qualifying acquisition (subject to any applicable corporate law requirements) only if it is approved by a majority of the directors unrelated to the qualifying acquisition. If, after seeking and receiving such approval, the Corporation elects to so proceed, it will pay the Redemption Price to all redeeming holders of the Class A Restricted Voting Shares deposited for redemption. Only holders of Class A Restricted Voting Shares who properly exercise their redemption rights pursuant to the Final Prospectus shall be entitled to receive distributions from the Escrow Account in connection with a qualifying acquisition, and the Corporation shall pay no distributions with respect to any other holders of Shares of the Corporation in connection therewith. Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing; however, this limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline;

(l)	in the event that the Corporation does not effect a qualifying acquisition within the Permitted Timeline, the Corporation will (i) cease all operations except in connection with the Liquidation, and (ii) as promptly as reasonably possible (such date to be within ten (10) days following the last day of the Permitted Timeline), redeem 100% of the outstanding Class A Restricted Voting Shares, at a per-share price, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds available in the Escrow Account, including any interest and other amounts earned thereon; less (B) an amount equal to the total of any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the Escrow Account to pay actual and expected Winding-Up expenses and certain other related costs (as described in the Final Prospectus), each as reasonably determined by the Corporation, which redemption will completely extinguish such rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. Only holders of Class A Restricted Voting Shares shall be entitled to receive such redemption amounts referred to in (ii) above, and the Corporation shall pay no such redemption amounts with respect to any other Shares of the Corporation;

(m)	if the Corporation seeks approval of the holders of the Class A Restricted Voting Shares to extend the Permitted Timeline, the Corporation will offer to each holder of Class A Restricted Voting Shares the right to deposit for redemption all or a portion of its Class A Restricted Voting Shares at a redemption price, payable in cash (the “Extension Redemption Price”), equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the Escrow Funds available in the Escrow Account at the time of the meeting in respect of the extension, including interest and other amounts earned thereon; less (B) an amount equal to the total of any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the Deferred Amount per Class A Restricted Voting Share held in the Escrow Account. If, after seeking and receiving such approval, the Corporation elects to so proceed, it will pay the Extension Redemption Price to all redeeming holders of Class A Restricted Voting Shares deposited for redemption. Only holders of Class A Restricted Voting Shares who properly exercise their redemption rights pursuant to the Final Prospectus shall be entitled to receive distributions from the Escrow Account in connection with an extension to the Permitted Timeline, and the Corporation shall pay no distributions from the Escrow Agent to any other holders of Shares of the Corporation in connection therewith;

(n)	promptly upon such materials being filed, the Corporation shall provide the Underwriters with all documents required to be filed by the Corporation in connection with a qualifying acquisition pursuant to Canadian Securities Laws; and

(o)	the Corporation will not propose any amendment to the Corporation’s articles, as amended by the Corporation’s articles of amendment entered into prior to the closing of the Offering, prior to the closing of a qualifying acquisition that would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares, unless the Escrow Agreement has been amended to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemptions on the extension of the Permitted Timeline.

9.2	Upon the consummation of the qualifying acquisition, the Corporation hereby agrees to pay (i) to the Underwriters (A) $0.325 per Class A Restricted Voting Unit, or $11,375,000 (or $13,081,250 if the Over-Allotment Option is exercised in full) in cash, and (ii) at the Corporation’s complete discretion, the Discretionary Deferred Portion (in the amount of $0.05 per Offered Unit, or $1,750,000 (or $2,012,500 if the Over-Allotment Option is exercised in full)) to parties of the Corporation’s choosing, including any party that assists the Corporation in the consummation of the qualifying acquisition. For greater certainty, the Underwriters will not be excluded from consideration for any portion of the Discretionary Deferred Portion and the payment of the Discretionary Deferred Portion is at the Corporation’s complete discretion. Payment of the aggregate Deferred Amount will (subject to availability, failing which any shortfall shall be made up from other sources) be made out of the proceeds of the Offering held in the Escrow Account or otherwise by the Corporation. The Underwriters shall have no claim to payment of any interest earned on the portion of the proceeds held in the Escrow Account representing the Deferred Amount. If the Corporation fails to consummate its qualifying acquisition within the Permitted Timeline (including any extension thereof), the Deferred Amount will not be paid and will, instead, be included in the Liquidation distribution of the proceeds held in the Escrow Account made to the holders of Class A Restricted Voting Shares. For greater certainty, the Deferred Amount will only be paid out of the Escrow Account to the extent there are funds available after payment of all taxes, redemption amounts and permitted expenses, and any shortfall will be paid directly by the Corporation. In connection with any such Liquidation, the Underwriters will not be paid the Deferred Amount.

10.	CLOSING

10.1	Subject as hereinafter provided, the Closing shall be completed at the Closing Time on the Closing Date at the offices of Blake, Cassels & Graydon LLP, in the City of Toronto.

10.2	At the Closing Time, and provided that all conditions precedent to the completion of the Offering as stipulated in this Agreement have been satisfied:

(a)	the Corporation shall duly issue, register and deliver the Treasury Units (and if applicable, the Option Units) which the Underwriters have purchased to the Underwriters in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS representing the Treasury Units to such CDS instant deposit number(s) as the Underwriters may advise; and

(b)	the Underwriters shall deliver to the Escrow Agent, on behalf of the Corporation, the aggregate purchase price for the Treasury Units, net of the amount of $0.175 per Treasury Unit and net of any amounts payable in respect of the Underwriters’ expenses reasonably incurred as provided for in Section 14.1 by way of an electronic funds transfer.

11.          OVER-ALLOTMENT OPTION

11.1	The Corporation has granted to the Underwriters the Over-Allotment Option to purchase, severally and not jointly and severally, in accordance with the percentages set forth in Section 2.2, the Option Units on the same terms as the Class A Restricted Voting Units as described herein. The Over-Allotment Option is exercisable in whole or in part at any time, and from time to time, on or before 5:00 p.m. (Toronto time) on the date that is 30 days following the Closing Date. The Underwriters may exercise the Over-Allotment Option from time to time, in whole or in part, during the currency thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) not later than two Business Days prior to exercise, specifying the number of Option Units which the Underwriters wish to purchase and the Over-Allotment Closing Date (which date may be the same as the Closing Date but not earlier than the Closing Date). If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the Over-Allotment Closing Date, pay to the Corporation the aggregate purchase price for the Option Units so purchased net of the amount of $0.175 per Option Unit by way of an electronic funds transfer, and the Corporation shall duly issue, register and deliver the Option Units which the Underwriters have purchased to the Underwriters in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS representing the Option Units to such CDS instant deposit number(s) as the Underwriters may advise. The applicable terms, conditions and provisions of this Agreement shall apply mutatis mutandis to the issuance of any Option Units pursuant to any exercise of the Over-Allotment Option, including the delivery to the Underwriters of the documents referred to in Sections 12.1(d), 12.1(f) and 12.1(g) dated the Over-Allotment Closing Date and such other customary closing certificates and documents as the Underwriters may reasonably request with respect to the good standing of the Corporation and other matters related to the sale and issuance of the Option Units, except as otherwise agreed by the Corporation and the Underwriters.

11.2	In the event the Corporation shall subdivide, consolidate or otherwise change its Class A Restricted Voting Units or Class A Restricted Voting Shares prior to the Over-Allotment Closing Time, the number of Option Units into which the Over-Allotment Option is exercisable shall be similarly subdivided, consolidated or changed such that the Underwriters would be entitled to receive the equivalent of the number and type of securities that it would have otherwise been entitled to receive had it exercised the Over-Allotment Option prior to such subdivision, consolidation or change. The subscription price shall be adjusted accordingly and notice shall be given to the Underwriters of such adjustment. In the event that the Underwriters shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the Corporation’s Auditor at the Corporation’s expense.

12.          CONDITIONS

12.1	The Underwriters’ obligations hereunder shall be subject to the accuracy of the covenants, representations and warranties of the Corporation and the Sponsor contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation and the Sponsor of their respective obligations under this Agreement and the following conditions:

(a)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, acting reasonably, addressed to the Underwriters and counsel to the Underwriters from Blake, Cassels & Graydon LLP, as to the laws of Canada and the Qualifying Jurisdictions which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada and Ontario, and as to matters of fact, on certificates of the Auditor of the Corporation, public officials and officers of the Corporation and the Sponsor and correspondence between or from public officials and stock exchange officials with respect to the following matters, including, without limitation:

(i)	as to the incorporation of the Corporation under the laws of the Province of British Columbia, the corporate power and capacity of the Corporation to carry on its businesses or activities as described in the Final Prospectus, to enter into and to carry out its obligations under this Agreement and each of the Material Contracts to which it is a party and, the requisite corporate power and authority to issue the Offered Units, the Class A Restricted Voting Shares, the Warrants, the Common Shares, the Class B Shares and the Proportionate Voting Shares as contemplated by this Agreement;

(ii)	that the Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares, Class B Shares, Common Shares and Proportionate Voting Shares;

(iii)	the number of issued and outstanding securities of the Corporation immediately prior to the Closing Time;

(iv)	that all necessary action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus, the Final Prospectus and, if applicable, any Supplementary Material and the filing of such documents under the Canadian Securities Laws in each of the Qualifying Jurisdictions and to authorize the use and delivery of the U.S. Placement Memorandum including any amendments or supplements thereto;

(v)	that all necessary action has been taken by the Corporation to authorize the execution and delivery of this Agreement and each of the Material Contracts to which it is a party and the performance of its obligations hereunder and thereunder;

(vi)	that all necessary action has been taken by the Corporation to authorize the creation and issuance of the (A) Offered Units (and the Class A Restricted Voting Shares and the Warrants underlying such Offered Units), (B) the Founder’s Shares, (C) the Warrants, including for greater certainty, the Founder’s Warrants (and the Class A Restricted Voting Shares and ultimately, the Common Shares) into which they are intended to be exercisable, and (D) the Common Shares and the Proportionate Voting Shares issuable upon conversion of the Class A Restricted Voting Shares and the Class B Shares, respectively;

(vii)	that the attributes and characteristics of the (A) Offered Units (and the Class A Restricted Voting Shares and the Warrants underlying such Offered Units), (B) the Founder’s Shares (and the Proportionate Voting Shares into which they are intended to be convertible), (C) the Warrants, including for greater certainty, the Founder’s Warrants (and the Class A Restricted Voting Shares and ultimately, the Common Shares) into which they are intended to be exercisable, (D) the Common Shares and the Proportionate Voting Shares issuable upon conversion of the Class A Restricted Voting Shares and the Class B Shares, respectively, are consistent in all material respects with the descriptions in the Final Prospectus and, if applicable, any Supplementary Material;

(viii)	that the form and terms of the certificates representing the Class A Restricted Voting Units, the Class A Restricted Voting Shares, the Class B Shares, the Warrants, the Common Shares and the Proportionate Voting Shares, if any, have been duly approved by the Corporation and comply with the provisions of the constating documents of the Corporation and, in the case of the Shares, the requirements of the Business Corporations Act (British Columbia), and in the case of the Warrants, the requirements of the Exchange;

(ix)	that upon the receipt by the Corporation of the subscription price for the Treasury Units, the Treasury Units will be duly and validly created, issued and outstanding (in the case of the Class A Restricted Voting Shares, as fully paid and non-assessable);

(x)	the Founder’s Shares have been duly and validly created, issued and outstanding as fully paid and non-assessable;

(xi)	that upon the receipt by the Corporation of the subscription price for the Founder’s Warrants, the Founder’s Warrants will be duly and validly created, issued and outstanding;

(xii)	that the Over-Allotment Option has been validly created, and upon the receipt by the Corporation of the subscription price for the Option Units, the Option Units will be duly and validly created, issued and outstanding (in the case of the Class A Restricted Voting Shares, as fully paid and non- assessable);

(xiii)	that a sufficient number of Class A Restricted Voting Shares (and of Common Shares issuable upon the expected automatic conversion of such Class A Restricted Voting Shares upon the closing of a qualifying acquisition) have been reserved for issuance on exercise of the Warrants, and upon the receipt by the Corporation of the exercise price for the Warrants upon due exercise of the Warrants, will be validly issued as fully paid and non-assessable;

(xiv)	that the execution and delivery of this Agreement and the Material Contracts and the consummation of the transactions contemplated by this Agreement (including the entering into of the Material Contracts) by the Corporation and the issue and sale of the Treasury Units and the issue and sale of the Option Units by the Corporation, do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the constating documents or resolutions of the Corporation or any applicable laws of the Province of British Columbia or the laws of Canada applicable therein;

(xv)	that this Agreement and the other Material Contracts to which it is a party have been duly authorized and executed by the Corporation, and constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with their terms, except as enforcement of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xvi)	that TSX Trust Company, at its principal offices in the city of Toronto, Ontario has been duly appointed as the Registrar and Transfer Agent for the Class A Restricted Voting Units, the Class A Restricted Voting Shares, the Common Shares and the Proportionate Voting Shares;

(xvii)	that TSX Trust Company, at its principal offices in the city of Toronto, Ontario has been duly appointed as warrant agent for the Warrants;

(xviii)	that the Offered Units and the Class A Restricted Voting Shares and the Warrants underlying the Offered Units and the Founder’s Warrants have been conditionally approved for listing by the Exchange;

(xix)	a first trade by a holder of Common Shares received upon the exercise of the Warrants will not be subject to the prospectus requirements of Canadian Securities Laws and no filing, proceeding, approval, consent or authorization under Canadian Securities Laws will be required to permit the trading of such Common Shares in the Qualifying Jurisdictions, provided that the trade is not a “control distribution” as such term is defined in National Instrument 45-102 – Resale of Securities and the Corporation is a reporting issuer in one or more of the Qualifying Jurisdiction at the time of the trade;

(xx)	that the statements under the heading “Eligibility for Investment” in the Final Prospectus are accurate as of the Closing Date, subject to the qualifications, assumptions, limitations and understandings set out therein;

(xxi)	that the summary under the heading “Certain Canadian Federal Income Tax Considerations” in the Final Prospectus is, as of the Closing Date, a summary of the principal Canadian federal income tax considerations generally applicable to a holder described in the summary who acquires Offered Units as beneficial holder pursuant to the Prospectus, subject to the qualifications, assumptions, limitations and understandings set out in such summary; and

(xxii)	that all necessary documents have been filed and all requisite proceedings have been taken and all necessary approvals, permits, consents and authorizations of the appropriate regulatory authorities under the Canadian Securities Laws have been obtained by the Corporation to qualify the Offered Units for Distribution in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered in the appropriate category under the applicable laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable legislation.

(b)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from U.S. counsel to the Corporation, in each case in form and substance reasonably satisfactory to the Underwriters:

(i)	to the effect that: (A) it is not necessary in connection with the offer and sale of the Offered Units to the Underwriters under the Underwriting Agreement or in connection with the initial resale of the Offered Units by the Underwriters, solely in the manner contemplated by the Underwriting Agreement, the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum, to register the Offered Units under the U.S. Securities Act, it being understood that no opinion is hereby expressed as to when or under what circumstances any Offered Units initially resold by the Underwriters may be reoffered or resold and (B) the Corporation is not required to register as an “investment company,” as such term is defined in the Investment Company Act; and

(c)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from Maples Group, Cayman Island counsel to the Sponsor, in each case in form and substance reasonably satisfactory to the Underwriters:

(A)	as to the formation and existence of the Sponsor under the laws of the Cayman Islands, the power and capacity of the Sponsor to carry on its businesses or activities as described in the Final Prospectus, to enter into and to carry out its obligations under this Agreement and each of the Material Contracts to which it is a party;

(B)	that all necessary action has been taken by the Sponsor to authorize the execution and delivery of the Preliminary Prospectus, the Final Prospectus, if applicable, any Supplementary Material, this Agreement and each of the Material Contracts to which it is a party;

(C)	that the execution and delivery of this Agreement and the Material Contracts and the consummation of the transactions contemplated by this Agreement (including the entering into of the Material Contracts) by the Sponsor, do not and will not violate (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the organizational documents of the Sponsor or the Exempted Limited Partnership Law (2018 Revision) of the Cayman Islands; and

(D)	that this Agreement and the other Material Contracts to which the Sponsor is a party have been duly authorized and executed by the Sponsor, and constitute a legal, valid and binding obligation of the Sponsor, enforceable against it in accordance with their terms, except as enforcement of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(d)	The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters addressed to the Underwriters from the Auditor of the Corporation, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 4.1(c), with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters;

(e)	The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed by the Corporation with respect to the constating documents of the Corporation, all resolutions of the directors of the Corporation relating to the Offering, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Underwriters may reasonably request.

(f)	The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters from the Corporation and signed by the Chief Executive Officer or by the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, certifying, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	since the respective dates as of which information is given in the Final Prospectus, as amended by any Supplementary Material (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by the Corporation which is material to the Corporation, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(ii)	that the Prospectus does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Offered Units and that the Final U.S. Placement Memorandum, as of its date and as of the Closing Date, did not and does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act;

(iii)	there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Final Prospectus or any Supplementary Material as the case may be;

(iv)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Units or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(v)	the Corporation has complied with and satisfied the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time; and

(vi)	the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(g)	The Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters from the Sponsor and signed by the Chief Executive Officer and by the Chief Financial Officer of the Sponsor or other officers of the Sponsor reasonably acceptable to the Underwriters, certifying on behalf of the Sponsor after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	the representations and warranties of the Sponsor contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date after giving effect to the transactions contemplated by this Agreement; and

(ii)	the Sponsor has complied with and satisfied the covenants, terms and conditions of this Agreement to be complied with and satisfied up to the Closing Time.

(h)	The Underwriters shall have received evidence satisfactory to the Underwriters that each of the Material Contracts has been entered into and is in full force and effect.

(i)	The Underwriters shall have received evidence satisfactory to the Underwriters that the Sponsor has executed and delivered the Relinquishment Agreement.

(j)	The Sponsor will have acquired as of or prior to the Closing Date an aggregate of 12,000,000 Founder’s Warrants for an aggregate purchase price of $12,000,000.

(k)	The Sponsor will have acquired as of or prior to the Closing Date an aggregate of 10,062,500 Founder’s Shares for an aggregate purchase price of $25,000 and will have agreed to relinquish up to 1,312,500 Founder’s Shares to the extent to which the Over-Allotment Option is not exercised in full.

(l)	The Corporation shall have received the conditional approval of the Exchange to the listing of the Offered Units on the Exchange at the Closing Time and the Class A Restricted Voting Shares and Warrants underlying the Offered Units to be separated and traded separately approximately 40 days following the Closing Date.

(m)	The Underwriters shall have received evidence satisfactory to the Underwriters that the Sponsor has waived any right of action or right of rescission that it may have against the Underwriters in connection with the acquisition by the Sponsor of any Founder’s Shares, and Founder’s Warrants (including the Class A Restricted Voting Shares (and ultimately, the Common Shares) into which the Warrants are expected to be exercisable), as applicable, which may arise from Section 130(1) of the Securities Act (Ontario) and the corresponding provisions of the Canadian Securities Laws of the other Qualifying Jurisdictions.

13.	TERMINATION

13.1	The Underwriters shall have the right to terminate its obligations hereunder by written notice to the Corporation if, after the date hereof and prior to the Closing Time:

(a)	there should occur or there should be announced or discovered any material change or any change in a material fact or new material fact in relation to the Corporation which, in the opinion of the Underwriters, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Offered Units;

(b)	(1) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence which, in the opinion of the Underwriters, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation; or (2) there shall have occurred any outbreak or escalation of hostilities, declaration by Canada or the United States of a national emergency or war, or other calamity or crisis, which, in the opinion of the Underwriters, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of Corporation;

(c)	any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental authority in relation to the Corporation or the Sponsor which, in the opinion of the Underwriters, acting reasonably, operates to prevent or restrict the distribution or trading of the Offered Units;

(d)	any order to cease or suspend trading in the Corporation’s securities or to prohibit or restrict the distribution of the Offered Units is made, or proceedings are announced, commenced or threatened for the making of any such order, by any of the Canadian Securities Regulators or the Exchange and has not been rescinded, revoked or withdrawn;

(e)	there is announced any change or proposed change in law, regulation or policy or the interpretation or administration thereof, if, in the opinion of the Underwriters, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects, or may materially adversely affect, the trading or distribution of the Offered Units or the trading of any other securities of the Corporation; or

(f)	the state of the financial markets in Canada or the United States is such that, in the reasonable opinion of the Underwriters, the Offered Units cannot be marketed profitably.

13.2	The Corporation and the Sponsor, each agrees that all terms and conditions in this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to comply with such conditions, and that any breach or failure by the Corporation or the Sponsor to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Offered Units by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by the Underwriters.

13.3	The rights of termination contained in this Section 13 are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation or the Sponsor in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters or the Corporation to each other, except in respect of any liability which may have arisen prior to or arise after such termination under Sections 14.1 or 15. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance provided however, that any waiver or extension must be in writing and signed by the Underwriters in order to be binding upon them.

14.	EXPENSES OF OFFERING AND UNDERWRITERS’ EXPENSES

14.1	If the transactions contemplated by this Agreement are not completed, the Corporation and the Sponsor agree, jointly and severally, to pay the reasonable fees and disbursements of the Underwriters incurred in connection with the Offering (whether incurred before or after the date hereof) including, but not limited to reasonable fees and disbursements of the Underwriters’ legal counsel, technical consultants and other applicable experts, all costs and expenses related to roadshows and marketing activities, printing, filing, distribution, stock exchange approval and other regulatory compliance, other out-of-pocket expenses of the Underwriters and all taxes payable in respect of any of the foregoing, up to the aggregate maximum set forth in Section 14 of the engagement letter dated July 2, 2019 between Canaccord Genuity Corp. and the Corporation (the “Engagement Letter”). In all other cases, each party shall be responsible for its own fees and disbursements incurred in connection with the Offering.

14.2	Whether or not the transactions contemplated by this Agreement are completed, the Corporation and the Sponsor agree, jointly and severally, to pay all other costs and expenses of or incidental to the creation, offering, issue, sale and delivery of the Offered Units comprising the Offering, including, but not limited to, the cost of printing the Prospectus, any Supplementary Material and the U.S. Placement Memorandum, the cost of qualifying the Offered Units for sale to the public in the respective Qualifying Jurisdictions, the fees and expenses payable in respect of the listing of the Offered Units on the Exchange and the fees and expenses of the Auditor, counsel to the Corporation and all local counsel of the Corporation (including, for greater certainty, any U.S. counsel and foreign counsel), including all legal and accounting fees and expenses (other than legal fees and expenses of counsel to the Underwriters, which shall be subject to Section 14.1) relating to preparing the Prospectus for the Offering.

15.	INDEMNIFICATION AND CONTRIBUTION

15.1	The Corporation and the Sponsor jointly and severally agree to indemnify and hold harmless the Underwriters, their affiliates and each of their respective directors, officers, employees, partners, members, control persons, agents and legal counsel (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all liabilities, claims, actions, losses (excluding loss of profits), costs, damages, disbursements, obligations, assessments, penalties, interest, judgments, dues, fines, fees, goods and services tax, harmonized sales tax, value added tax, sales tax, settlements, awards and expenses, including interest, penalty, investigation, the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim, that may be imposed upon, or incurred, sustained or suffered by, or made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, or as a consequence of:

(a)	any information or statement (except any information or statement relating solely to, and provided in writing by or on behalf of, the Underwriters) contained in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any certificate or other document of the Corporation filed in accordance with Canadian Securities Laws or delivered to the Underwriters pursuant to this Agreement, which at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation within the meaning of Canadian Securities Laws, or an untrue statement of a material fact within the meaning of the U.S. Exchange Act;

(b)	any omission or alleged omission to state in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any certificate or other document of the Corporation filed in accordance with Canadian Securities Laws or delivered to the Underwriters pursuant to this Agreement, any fact (except facts relating solely to the Underwriters), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)	any order made or enquiry, investigation or proceeding commenced or threatened by any court, securities regulatory authority, stock exchange or any other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission to state a material fact necessary to make any statement not misleading in the light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation (except a statement, omission or misrepresentation or alleged statement, alleged omission or alleged misrepresentation relating solely to the Underwriters and, in the case of a statement or misrepresentation, provided in writing by or on behalf of the Underwriters) contained in or omitted from the Prospectus, U.S. Placement Memorandum, any Supplementary Material or in any other document of the Corporation filed with the Canadian securities regulatory authorities or delivered pursuant to this Agreement or based upon any failure to comply with the Canadian Securities Laws or the U.S. Securities Act (other than any failure or alleged failure to comply by the Underwriters), or change of law or interpretation or administration thereof, preventing or restricting the trading in or the sale or Distribution of the Offered Units in any of the Qualifying Jurisdictions;

(d)	the breach by the Corporation of any of its covenants, representations or warranties set forth herein or in any document delivered hereunder or filed in accordance with Canadian Securities Laws or the U.S. Securities Act or the failure of the Corporation to comply with any of their obligations hereunder or thereunder;

(e)	the non-compliance or alleged non-compliance by the Corporation with any Canadian Securities Laws, U.S. Securities Act or other applicable securities legislation of any jurisdiction in connection with the transactions contemplated by this Agreement; or

(f)	tax assessments to the Underwriters for the provision of services by the Underwriters pursuant to this Agreement whether performed before or after the execution of this Agreement.

15.2	If any matter or thing contemplated by Section 15.1 is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided under Section 15.1, the Indemnified Party will notify the Corporation and the Sponsor, as applicable, as soon as possible of the nature of such Claim, but the omission to so notify as soon as possible the Corporation and the Sponsor, as applicable, will not relieve the Corporation or the Sponsor, as applicable, from any liability which it may have to any Indemnified Party under this Section, except to the extent that such omission or delay materially prejudices their ability to contest such Claim, and the Corporation and the Sponsor, as applicable, shall be entitled (but not required) to participate in or assume the defence of any suit or the conduct of any proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and provided that no admission of liability in respect of any such Claim may be made by or on behalf of an Indemnified Party or the Corporation or the Sponsor, as applicable, without the prior written consent of all parties hereto.

15.3	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Corporation and the Sponsor to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this Section and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

15.4	In any such Claim referred to in Section 15.1, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and participate in the defence of such Claim, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation or the Sponsor, as applicable, do not assume the defence of the Claim within a reasonable period of time of being notified of such Claim; (ii) the Corporation or the Sponsor, as applicable, and the Indemnified Party shall have mutually agreed to the retention of the other counsel and the manner in which the costs of such counsel are to be shared; or (iii) the named parties to any such Claim (including any added, third or impleaded party) include both the Indemnified Party on the one hand and the Corporation or the Sponsor, as applicable, on the other hand, and in the written opinion of counsel to the Indemnified Party, acting reasonably, the representation of both parties by the same counsel would be inappropriate due to the actual or potential conflicting interests between them or additional defences are available to an Indemnified Party, in each of which cases the Corporation or the Sponsor, as applicable, shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. In no event shall the Corporation and/or the Sponsor, as applicable, be required to pay the reasonable fees and expenses of more than one counsel in any one jurisdiction (plus local counsel in each applicable jurisdiction) for all of the Indemnified Parties in respect of any particular Claim or related set of Claims.

15.5	The rights of indemnity contained in this Section 15 in respect of a claim based on a misrepresentation, untrue statement or omission or alleged misrepresentation, alleged untrue statement, or alleged omission in the Prospectus shall not apply if the Corporation and the Sponsor, as applicable, have complied with Section 4.1 and the person asserting such claim was not provided with a copy of the Final Prospectus or any Supplementary Material (which is required under the applicable Canadian Securities Laws to be delivered to such person by the Underwriters) which corrects such misrepresentation, untrue statement or omission or alleged misrepresentation, alleged untrue statement, or alleged omission. Furthermore, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that a Claim resulted from the fraud, fraudulent misrepresentation, wilful misconduct or gross negligence of the Indemnified Party claiming indemnity hereunder, such Indemnified Party shall promptly reimburse to the Corporation and the Sponsor any funds advanced to such Indemnified Party in respect of such Claim and thereafter the indemnity provided for in this Section 15 shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Corporation, the Sponsor and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing that the Prospectus contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation”, “wilful misconduct” or “gross negligence” for the purposes of this Section 15 or otherwise disentitle the Underwriters from indemnification hereunder.

15.6	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in this Section 15 would otherwise be available in accordance with its terms but is, under applicable law, unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and/or the Sponsor, as applicable (the “Indemnifier”) in lieu of indemnifying the Indemnified Party shall contribute to all Claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifier, on the one hand, and any Indemnified Party, on the other hand, from the Distribution of the Offered Units, but also the relative fault of the Indemnifier and any Indemnified Party as well as any relevant equitable considerations. The Indemnifier shall in any event be liable to contribute to the amount paid or payable by an Indemnified Party as a result of a Claim for which indemnification would otherwise be available, any amounts in excess of the Underwriters’ Fee or any portion of such fee actually received by the Indemnified Party. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Underwriters’ Fee or any portion of such fee actually received by such Underwriters. However, no party who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence with respect to a Claim shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence with respect to such Claim. For greater certainty, the Corporation, the Sponsor and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing that the Prospectus contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation”, “gross negligence” or “wilful misconduct” for the purposes of this Section 15 or otherwise disentitle the Underwriters from indemnification hereunder.

15.7	The rights to contribution provided in this Section 15 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

15.8	The relative benefits received by the Indemnifier, on the one hand, and the Indemnified Party, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering, if any (net of the Underwriters’ Fee actually paid to the Underwriters but before deducting expenses), received by the Indemnifier to the fee received by the Indemnified Party. The relative fault of the Indemnifier, on the one hand, and of the Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in this Section 15 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifier or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnified Party and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 15. The amount paid or payable by an Indemnified Party as a result of the Claims referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claims, whether or not resulting in an action, suit, proceeding or claim. The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

16.	STABILIZATION

16.1	In connection with the distribution of the Class A Restricted Voting Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Class A Restricted Voting Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

17.	RESTRICTIONS ON OFFERINGS

17.1	The Corporation and the Sponsor agree not to, without the prior written consent of the Underwriters (which consent shall not be unreasonably withheld or delayed): (i) issue, offer, sell (including without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, any securities of the Corporation or any subsidiary of or successor to the Corporation, or (ii) publicly announce an intention to do any of the foregoing, in each case until after the closing of the qualifying acquisition other than as disclosed in the Prospectus and/or in connection with a qualifying acquisition.

18.	NOTICES

18.1	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed as follows:

(a)	If to the Corporation, addressed and sent to:

Bespoke Capital Acquisition Corp. 20 Balderton Street, 8th Floor London, United Kingdom W1K 6Tl

Attention:	Maja Spalevic
E-mail:	majaspalevic@glp.uk.com

With a copy to:

Blake, Cassels & Graydon LLP 199 Bay Street, Suite 4000 Commerce Court West Toronto, ON M5L 1A9

Attention:	Jeff Glass and Norbert Knutel
E-mail:	jeff.glass@blakes.com and norbert.knutel@blakes.com

(b)	If to the Sponsor, addressed and sent to:

Bespoke Sponsor Capital LP 20 Balderton Street, 8th Floor London, United Kingdom W1K 6Tl

Attention:	Mark Harms
E-mail:	mark.harms@bespokecp.com

(c)	If to the Underwriters, addressed and sent to:

Canaccord Genuity Corp. 161 Bay Street, Suite 3000 Toronto, ON M5J 2S1

Attention:	Michael D. Shuh
E-mail:	mshuh@cgf.com

Citigroup Global Markets Canada Inc. Citigroup Place 123 Front Street West, Suite 1100 Toronto, Ontario M5J 2M3

Attention: Grant Kernaghan

With a copy to:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013

Attention:	General Counsel,
Facsimile:	646.291.1469

With a copy to:

Goodmans LLP 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7

Attention:	Stephen Pincus and William Gorman
E-mail:	spincus@goodmans.ca and bgorman@goodmans.ca

The parties hereto may change their respective address for notice by notice given in the manner aforesaid.

19.	GENERAL PROVISIONS

19.1	Time shall be of the essence hereof.

19.2	This Agreement shall be governed by and construed, performed and interpreted in accordance with, the laws of the province of Ontario and the laws of Canada applicable therein.

19.3	The representations, warranties, obligations, covenants, agreements and indemnities herein contained or contained in any certificate delivered pursuant to this Agreement shall survive the sale of the Offered Units and shall continue in full force and effect unaffected by the termination of the obligations of the Underwriters hereunder, nor shall they be limited or prejudiced by any investigation made by or on behalf of any Underwriter in the course of preparation of the Prospectus or any Supplementary Material or the sale of the Offered Units.

19.4	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

19.5	This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.6	This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original, and such counterparts shall constitute one and the same instrument; and notwithstanding the date of execution, this Agreement shall be deemed to bear the date first shown on this Agreement. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

19.7	Neither the Corporation, the Sponsor nor the Underwriters shall make any public announcement concerning the obligations of the Underwriters or the Offering without the consent of the other parties, acting reasonably, and any public announcements shall be made in compliance with applicable securities laws. If the Offering is successfully completed, and provided the Underwriters are not in breach of any material provision hereof, the Underwriters shall be entitled to place advertisements in financial and other newspapers and journals at their own expense describing their services hereunder, subject to the prior approval of the Corporation, which will not be unreasonably withheld.

19.8	The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interest under this Agreement.

19.9	The parties hereto shall provide all such reasonable assurances as may be required or desirable to consummate the transactions contemplated hereby and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions.

19.10	Each of the Corporation and the Sponsor hereby acknowledges that (i) the purchase and sale of the Offered Units pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other hand, (ii) the Underwriters are acting as principal and not as an agent or fiduciary of the Corporation or the Sponsor, and (iii) the Corporation’s engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, each of the Corporation and the Sponsor, agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters have advised or is currently advising the Corporation or the Sponsor on related or other matters).

19.11	Other than Section 14 of the Engagement Letter, which shall apply in accordance with Section 14.1, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

19.12	In order to facilitate an efficient and timely closing at the Closing Time and the Over-Allotment Closing Time, the Underwriters may choose to initiate a wire transfer of funds to the Corporation (or to the Escrow Agent on behalf of the Corporation) prior to the Closing Time or the Over-Allotment Closing Time, as the case may be. If the Underwriters do so, the Corporation agrees that such transfer of funds to the Corporation (or to the Escrow Agent on behalf of the Corporation) prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions of the Closing or the closing of the Over-Allotment Option set out in this Agreement. Furthermore, the Corporation agrees that any such funds received from the Underwriters prior to the Closing Time or the Over-Allotment Closing Time, as the case may be, will be held by the Corporation (or by the Escrow Agent on behalf of the Corporation) in trust solely for the benefit of the Underwriters until the Closing Time or the Over-Allotment Closing Time, as the case may be, and, if the Closing or the closing of the Over-Allotment Option, as the case may be, does not occur at the scheduled Closing Time or the Over-Allotment Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to the Underwriters without interest. Upon the satisfaction of the conditions of the Closing or the closing of the Over-Allotment Option, as the case may be, the funds held by the Corporation (or by the Escrow Agent on behalf of the Corporation) in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Corporation in satisfaction of the obligation of the Underwriters hereunder and upon such delivery, the trust constituted by this Section 19.12 shall be terminated without further formality.

19.13	The Sponsor hereby waives any right of action or right of rescission that it may have against the Underwriters in connection with the acquisition by it of any Class B Shares or Founder’s Warrants, and including the Class A Restricted Voting Shares (and ultimately, the Common Shares) into which the Warrants are expected to be exercisable) which may arise from Section 130(1) of the Securities Act (Ontario) and the corresponding provisions of the Canadian Securities Laws of the other Qualifying Jurisdictions.

[Remainder of page left intentionally blank. Signature pages follow.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return the same to the undersigned, whereupon this letter as so accepted shall constitute an agreement among the Corporation, the Sponsor and the Underwriters in accordance with the foregoing.

Yours truly,

CANACCORD GENUITY CORP.

Per:	(signed) “Michael D. Shuh”
Name: Michael D. Shuh
Title: Managing Director & Head of
Financial Institutions Group Banking, Canada and Investment Banking

CITIGROUP GLOBAL MARKETS CANADA INC.

Per:	(signed) “Carl A. Stickel”
Name: Carl A. Stickel
Title: Managing Director & Global Co- Head Consumer Products

The foregoing is accepted and agreed to as of the date first above written.

BESPOKE CAPITAL ACQUISITION CORP.

Per:	(signed) “Peter Caldini”
	Name:	Peter Caldini
	Title:	Chief Executive Officer

BESPOKE SPONSOR CAPITAL LP , by its general partner Bespoke Capital Partners, LLC

Per:	(signed) “Mark Harms”
	Name:	Mark Harms
	Title:	Managing Member

SCHEDULE A

 UNITED STATES OFFERS AND SALES

As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule A is annexed and the following terms shall have the meanings indicated:

“Affiliate” means an “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Units;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Foreign Private Issuer” means a “Foreign Private Issuer” as defined in Rule 405 of the U.S. Securities Act;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine, the internet or similar media or broadcast over radio, television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

“Offshore Transaction” means an “Offshore Transaction” as defined in Rule 902(h) of Regulation S;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act; and

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

1.            Representations, Warranties and Covenants of the Underwriters

The Underwriters (on their own behalf and on behalf of their U.S. Affiliates) acknowledge that none of the Offered Units, the Class A Restricted Voting Shares nor the Warrants comprising the Offered Units nor any of the securities issuable upon exercise of the Warrants have been, and none will be registered under the U.S. Securities Act or any securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

Each of the Underwriters (on their own behalf and on behalf of their U.S. Affiliate) represents, warrants and covenants to and with the Corporation that:

(a)	It has not offered and sold, and will not offer and sell, any Offered Units, nor any securities underlying such Offered Units forming part of its allotment or otherwise except (i) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (ii) in the United States or to, or for the account of benefit of, any U.S. Person except in accordance with this Schedule A. Accordingly, neither the Underwriter nor any of its Affiliates, nor any person acting on its behalf, has made or will make (except in compliance with this Schedule A) (i) any offer to sell, or any solicitation of an offer to buy, any Offered Units in the United States or to, or for the account or benefit of, any U.S. Person, (ii) any sale of Offered Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person or such Underwriter, Affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, was not a U.S. Person, and was not purchasing for the account or benefit of a U.S. Person and (iii) any Directed Selling Efforts in the United States with respect to the Offered Units.

(b)	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units or any securities underlying such Offered Units, except with its Affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each such Affiliate and selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each such Affiliate and each selling group member complies with, the same provisions of this Schedule A as apply to such Underwriter as if such provisions applied to such Affiliate and selling group member.

(c)	All offers and sales of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons shall be made through the Underwriter or the Underwriter’s U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements, as applicable (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act). Such Underwriter or its U.S. Affiliate has been and will be, on the date of each offer or sale of Offered Units in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state’s registration requirements) and is a member in good standing with FINRA. Offers and sales of Offered Units by the Underwriter, acting directly, through its U.S. Affiliate, in the United States or to, or for the account or benefit of, U.S. Persons have not been and shall not be made by any form of General Solicitation or General Advertising.

(d)	The Underwriter shall offer Offered Units in the United States to, or for the account or benefit of, U.S. Persons only pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States to a person reasonably believed to be a Qualified Institutional Buyer purchasing Units for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion in accordance with Rule 144A.

(e)	All purchasers of the Offered Units to which the Underwriter, acting directly or through its U.S. Affiliate, have made an offer in the United States or that are, or are purchasing for the account or benefit of, U.S. Persons, shall be informed that the Offered Units have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and are being offered and sold to such purchasers in reliance upon an exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

(f)	Any offer or solicitation of an offer to buy Offered Units by each Underwriter, acting through itself or its U.S. Affiliate, that has been made or will be made in the United States or to, or for the account or benefit of, a U.S. Person, and any sale of Offered Units by the Underwriter, acting through itself or its U.S. Affiliate, in the United States or to, or for the account or benefit of, a U.S. Person, was or will be made only to Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act, and in each case in a transaction that is exempt from registration under the U.S. Securities Act and applicable state securities laws, and only to a Qualified Institutional Buyer that is acquiring the Offered Units (i) for its own account or (ii) for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion, in a transaction that is exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A.

(g)	Each offeree in the United States or that is, or is acting for the account or benefit of, a U.S. Person has been or shall be provided with a copy of the U.S. Placement Memorandum including the Final Prospectus prior to the completion of any sale of Offered Units to such offeree.

(h)	Prior to the completion of any sale of Offered Units in the United States or to, or for the account or benefit of, any U.S. Person, each such purchaser shall have provided a duly executed qualified institutional buyer letter in the form attached as Exhibit I to the U.S. Placement Memorandum.

(i)	The Offered Units may not be sold to more than 100 purchasers in the United States or that are U.S. Persons or U.S. residents (as such term has been interpreted by the Staff of the U.S. Securities and Exchange Commission under the Investment Company Act).

(j)	Prior to the Closing Time the Underwriters will provide the Corporation and its transfer agent with a list of all purchasers of the Offered Units in the United States, that are U.S. Persons or that are purchasing for the account or benefit of U.S. Persons.

(k)	As of the Closing Date and as of any Over-Allotment Closing Date, it represents that it is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any of the Offered Units in the United States, other than the Underwriter and its U.S. Affiliate.

(l)	None of it, its U.S. Affiliate nor any person acting on its or their behalf has used nor will use any written material other than communications that would be in compliance with Rule 134 of the U.S. Exchange Act were this a registered deal, the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and the U.S. Placement Memorandum in connection with offers and sales of Offered Units in the United States.

(m)	As of the Closing Date and as of any Over-Allotment Closing Date, the Underwriters (together with their U.S. Affiliate) will provide the Corporation with a certificate, substantially in the form of Appendix 1 to this Schedule A, relating to the manner of the offer and sale of the Offered Units in the United States, or will be deemed to have represented and warranted for the benefit of the Corporation that neither it nor its U.S. Affiliate offered or sold Units in the United States.

(n)	All purchasers of the Offered Units in the United States shall be informed that none of the Class A Restricted Voting Shares and Warrants comprising the Offered Units nor the securities issuable upon exercise of the Warrants have been and none will be registered under the U.S. Securities Act or any U.S. state securities laws, and the Offered Units are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

(o)	Neither it, their Affiliates nor any person acting on its or their behalf (other than the Corporation, their Affiliates and any person acting on its or their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Units.

(p)	It is an “accredited investor” as defined under Rule 501(a) of Regulation D.

2.	Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to and with the Underwriters that:

(a)	(i) The Corporation, as of the Closing Date is and as of any Over-Allotment Closing Date will be, a Foreign Private Issuer and reasonably believes that there is not a Substantial U.S. Market Interest in any of the securities of the Corporation; (ii) the Corporation is not, and after giving effect to the offering and sale of the Offered Units and the application of the proceeds thereof as described in the Prospectus and the U.S. Placement Memorandum, will not be an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act; and (iii) none of the Corporation, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their U.S. Affiliate or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts in the United States or to, or for the account or benefit of, U.S. Persons with respect to the Offered Units, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Units in the United States or to, or for the account or benefit of, U.S. Persons. The Corporation and each of its respective affiliates and any person acting on its or their behalf, has complied and will comply with the offering restrictions requirement of Regulation S. The Corporation has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Units except for this Agreement.

(b)	Neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliate or any person acting on their behalf, as to which no representation, warranty or covenant is made), has made or will make, except in accordance with Schedule A: (i) any offer to sell, or any solicitation of an offer to buy, any Offered Units in the United States or to, or for the account or benefit of, U.S. Persons; or (ii) any sale of Offered Units unless, at the time the buy order was or will have been originated, the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a U.S. Person, or the Corporation, their affiliates, and any person acting on their behalf (other than the Underwriters, their U.S. Affiliate or any person acting on its or their behalf, as to which no representation, warranty or covenant is made) reasonably believe that the purchaser is outside the United States, was not a U.S. Person and was not purchasing for the account or benefit of a U.S. Person.

(c)	Except with respect to the offer and sale of the Offered Units offered hereby the Corporation has not, within the six-month period prior to the date hereof, sold, offered for sale or solicited any offer to buy in the United States or to, or for the account or benefit of, any U.S. Person the Offered Units, or any security of the same class or series as the Offered Units.

(d)	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliate or any person acting on its or their behalf, as to which no representation, warranty, covenant or agreement is made) has taken or will take any action which would cause the exclusion afforded by Rule 903 of Regulation S or the exemptions for private resale by the Underwriters and their U.S. Affiliate under Rule 144A of the U.S. Securities Act to be unavailable for the offer and sale of the Offered Units.

(e)	The Offered Units are eligible for resale pursuant to Rule 144A and no securities of the same class (within the meaning of Rule 144A(d)(3)) as the Offered Units are listed on any national securities exchange registered under Section 6 of the U.S. Exchange Act, or quoted in a U.S. automated inter-dealer quotation system.

(f)	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Units.

(g)	As of the Closing Date and any Over-Allotment Closing Date, the Corporation is not aware of any person (other than the Underwriters, their U.S. Affiliate and any selling group members) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any of the Offered Units.

(h)	In connection with resales of any of the Offered Units, the Shares and the Warrants, the Corporation agrees to furnish upon the request of a holder of any such securities or a prospective purchaser designated by any such holder the information required to be delivered under Rule 144(d)(4) under the U.S. Securities Act if at the time of such request the Corporation is not a reporting company under Section 13 or Section 15(d) of the U.S. Exchange Act or is not exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act.

APPENDIX 1 TO SCHEDULE A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the units (the “Units”) of Bespoke Capital Acquisition Corp. (the “Corporation”) pursuant to the underwriting agreement dated as of August 8, 2019 (the “Underwriting Agreement”) among the Corporation and the Underwriters named therein, the undersigned does hereby certify as follows:

(a)	[Name of U.S. Affiliate] (the “U.S. Affiliate”) is on the date hereof, and was at the time of each offer and sale of Units in the United States made by it, a duly registered broker or dealer under the U.S. Exchange Act and all applicable U.S. state securities laws (unless exempted from the respective state’s broker-dealer registration requirements), is and was a member of and is in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and the date of each offer and sale of Units by it;

(b)	the U.S. Affiliate provided each offeree in the United States to which it offered Units with a copy of the U.S. Placement Memorandum and provided each purchaser of the Units in the United States prior to the purchase of any Units in the United States with a copy of the U.S. Placement Memorandum, and no other written material (other than the Qualified Institutional Buyer Investment Letter) has been or will be used in connection with offers and sales of Units in the United States by us;

(c)	immediately prior to transmitting the U.S. Placement Memorandum to such offerees and purchasers, we had reasonable grounds to believe and did believe that each such offeree and purchaser was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each such offeree or purchaser purchasing Units from us is a Qualified Institutional Buyer;

(d)	we obtained and delivered to the Corporation, for acceptance at the Closing a duly executed Qualified Institutional Buyer Investment Letter from each Qualified Institutional Buyer purchasing Units pursuant to Rule 144A;

(e)	no form of Directed Selling Efforts, General Solicitation or General Advertising was used by us in connection with the offer or sale of the Units in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or any public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(f)	all offers and sales of Units in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(g)	we have not taken and will not take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with offers and sales of the Units; and

(h)	all offers and sales of the Units have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this ● day of ●, 2019.

[UNDERWRITERS]

Per:
Name:
Title:

[U.S. AFFILIATE]

Per:
Name:
Title: